Exhibit 17

British American Tobacco p.l.c.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tadeu Marroco
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 25p each
	Identification code	GB0002875804
b)	Nature of the transaction	Acquisition of quarterly dividend equivalent shares under the British American Tobacco Deferred Share Bonus Scheme
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£32.96	601

d)	Aggregated information - Aggregated volume - Price	601 £19,808.96
e)	Date of the transaction	2025-05-09
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tadeu Marroco
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 25p each
	Identification code	GB0002875804
b)	Nature of the transaction	Acquisition of dividend equivalent shares under the British American Tobacco Long-Term Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£31.82	12,492

d)	Aggregated information - Aggregated volume - Price	12,492 £397,495.44
e)	Date of the transaction	2025-05-09
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Soraya Benchikh
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 25p each
	Identification code	GB0002875804
b)	Nature of the transaction	Acquisition of quarterly dividend equivalent shares under the British American Tobacco Deferred Share Bonus Scheme
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£32.96	69

d)	Aggregated information - Aggregated volume - Price	69 £2,274.24
e)	Date of the transaction	2025-05-09
f)	Place of the transaction	Outside a trading venue

Name of officer of issuer responsible for making notification: Nancy Jiang
Date of notification: 9 May 2025